                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934

                                 BLUESTAR ENTERPRISES, INC.
                                      (Name of Issuer)

                               Common Stock, $.0001 par value
                               (Title of Class of Securities)

                                            N/A
                           (CUSIP Number of Class of Securities)

                                 Alfred Oglesby, President
                                  111 Pendleton Place Cir.
                                    Sugar Land, TX 77479
                                       (281) 313-4019
                       (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                     September 27, 2002
                               (Date of Event which Requires
                                  Filing of this Schedule)

If  the  filing  person  has  previously  filed  a  statement  on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing  this  schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  N/A                                                       Page 2 of 4

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
         1    NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           ALFRED OGLESBY

-------------------------------------------------------------------------------
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
         3    SEC USE ONLY

-------------------------------------------------------------------------------
         4    SOURCE OF FUNDS*
                   PF
-------------------------------------------------------------------------------
         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
         6    CITIZENSHIP OR PLACE OF ORGANIZATION
                           n/a (State of Incorporation)
-------------------------------------------------------------------------------
                7    SOLE VOTING POWER
                           4,850,000
 NUMBER OF     ----------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
  OWNED BY                 0
    EACH       ----------------------------------------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH                4,850,000
               ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                           4,850,000
-------------------------------------------------------------------------------
         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           97%
-------------------------------------------------------------------------------
         14   TYPE OF REPORTING PERSON*
                           IN
-------------------------------------------------------------------------------

CUSIP No.  N/A                                                       Page 3 of 4

Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with  respect to the common  stock,  $0.0001  par  value (the "Common Stock"), of Bluestar Enterprises,  Inc.,  a
Delaware corporation (the "Company").   The  Company's principal executive office is located
at 111 Pendleton Place Cir, Sugar Land, TX 77479.

Item 2.  Identity and Background.

         (a) This statement is filed by ALFRED OGLESBY (the "Reporting Person").

         Any disclosures herein with respect to  persons  other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of ALFRED OGLESBY is 111  Pendleton Place Cir, Sugar Land,
TX 77479.

         (c) No officer, director or shareholder of the Reporting  Person  has,  during  the last  five  years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither  the  Reporting  Person  nor,  to the best of its knowledge, any of its directors, executive officers, general partners or members  has, during the last five years, been  a  party  to  a  civil proceeding of a judicial or administrative  body  of  competent jurisdiction and as a result  of  such proceeding was or is subject to a judgment, decree or final order enjoining future violations  of,  or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         ALFRED OGLESBY paid thirty thousand dollars ($30,000) for the 4,850,000 shares, the funds used to pay for the shares were his own funds.

Item 4.  Purpose of Transaction.

         The shares of Common Stock owned by ALFRED  OGLESBY were acquired for, and is being held for, investment purposes. The shares of Common Stock  were  acquired for the purpose of acquiring control of the Company and seeking one or more strategic  mergers or acquisitions.
In connection therewith, Alfred Oglesby may recommend and/or vote in  favor  of  one or more proposals,  which  would  amend  the  Company's  Certificate  of  Incorporation  and for the
appointment of directors.

         The Reporting Person may in the future directly acquire shares of Common  Stock  in open  market or private transactions, block purchases or otherwise. The Reporting Person may continue  to  hold  or dispose of all or some of the securities reported herein from time to time, in each case in  open  market  or  private  transactions,  block sales or purchases or otherwise, subject to compliance with applicable law.  Other than  as  set forth herein, the
Reporting Person has no plans or proposals which relate to, or could result  in,  any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D.
The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on September 27, 2002, the Reporting Person was the beneficial  owner,  within  the  meaning  of Rule 13d-3 under the Exchange Act, of 4,850,000 shares of Common Stock.  As of September 27,  2002,  these shares represented 97% of the sum of the 5,000,000 total shares of Common Stock outstanding  as reported in the Company's Form
10-QSB for the quarterly period ended September 27, 2002.

         (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock as set forth on the  cover  sheet  of  this Schedule
13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There  are  no contracts, arrangements, understandings or relationships (legal  or otherwise) among the Reporting  Persons  named  in Item 2 of this statement and between such
Reporting Persons and any person with respect to  any  securities  of the Company, including but  not  limited  to  transfer  or  voting of any of the securities, finder's  fees,  joint ventures, loan or option arrangements,  puts  or  calls,  guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

          Stock Purchase Agreement between ALFRED OGLESBY, Bluestar  Enterprises,  Inc.  and
Dotcom Internet  Ventures  Ltd.  dated  September  19,  2002.  (Previously filed by Bluestar
Enterprises, Inc. Exhibit 1.1 to Form 8-K)

                                         SIGNATURES

          After  reasonable  inquiry  and  to  the  best  of my knowledge  and  belief,  the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2002                         /s/ Alfred Oglesby
                                             ------------------------------------
                                                     ALFRED OGLESBY